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                                 [LETTERHEAD]

                      THE FINANCIAL RELATIONS BOARD, INC.



            Re:   Hinsdale Financial Corp.      Liberty Bancorp
                  One Grant Square              5700 N. Lincoln Ave.
                  Hinsdale, IL  60521           Chicago, IL  60659
                  Nasdaq: HNFC                  Nasdaq: LBCI



FOR FURTHER INFORMATION:

AT HINSDALE:                  AT LIBERTY:             AT FRB:
Richard A. Hojnicki           Frederic G. Novy        Dennis Waite
Executive Vice President      President/CEO           (312) 640-6674
and Chief Financial Officer   (312) 334-1200
(708) 323-1776


FOR IMMEDIATE RELEASE:

               LIBERTY BANCORP, INC AND HINSDALE FINANCIAL CORP.
                  ANNOUNCE MERGER; CONSOLIDATION WOULD OCCUR
                            WITH EXCHANGE OF STOCK

              New Company Plans 65-cents-per-share Cash Dividend

      CHICAGO, AUGUST 2, 1996 - Liberty Bancorp,Inc. (Liberty) Nasdaq: LBCI, parent of Liberty Federal Savings Bank, and Hinsdale Financial Corp. (Hinsdale) [Nasdaq:HNFC], parent holding company of Hinsdale Federal Bank for Savings, today announced an agreement to merge Liberty into Hinsdale under the name "Alliance Bancorp" through an exchange of stock. Alliance Bancorp's banking subsidiary will be named Liberty Federal Bank and will be headquartered in Hinsdale, Illinois.

      "This is a merger of equals and the many synergies created will result in an improved earnings base and an accretion in earnings per share for each company," said the top management of the banks, Frederic G. Novy, president and chief executive officer of Liberty Bancorp, and Kenne P. Bristol, president and chief executive officer of Hinsdale Financial.

      "Our strategy as a consolidated company is to focus on consumer lending, multifamily- residential financing, mortgage brokerage and investment services for our customers. Our objective is to create greater value for shareholders," Novy and Bristol said.



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      "The overall aim of the merger will be to enhance revenues through asset generation and to increase fee income business. There also will be cost savings due to economies of scale, but the business strategy will emphasize growth of revenues and return on shareholders' equity," Novy and Bristol said. The combined institutions would have total assets approximating $1.3 billion, total deposits of approximately $975 million, and tangible capital of approximately $115 million. The merger will be treated as a purchase accounting transaction.

      The merger must be approved by shareholders of both companies and is subject to regulatory review, including the Office of Thrift Supervision and SEC (Securities and Exchange Commission). The respective companies' current boards of directors will combine to form the board of Alliance Bancorp. The transaction is expected to close in the first quarter of calendar 1997. Novy will serve as chairman and Bristol as president and CEO of Alliance Bancorp.

CASH DIVIDEND

      Novy and Bristol said the new company proposes to pay an annual cash dividend of 65 cents per common share. At the present time, Liberty shareholders receive 60 cents per share annually. Hinsdale does not currently pay a cash dividend.

SHARE OWNERSHIP

      Under the merger agreement, Liberty shareholders would receive 1.054 shares of common stock in Alliance Bancorp for every share of stock they currently hold in Liberty. Hinsdale shareholders would maintain one share of stock in Alliance for each share of stock of Hinsdale they own. Under this exchange ratio, Liberty shareholders will receive a 49.3 percent ownership stake in Alliance Bancorp. Liberty shareholders, as owners of Alliance Bancorp, will also share in any recovery from Hinsdale's supervisory goodwill lawsuits.

"EXTREMELY COMPLEMENTARY FIT"

      "Both institutions are located in solid, attractive markets," Bristol and Novy noted, and "the strengths of both institutions combine to form a much stronger company - Alliance Bancorp." Hinsdale's customer base is in far-western Cook and DuPage counties, including its headquarters and bank in Hinsdale, along with offices in West Chicago, Lisle, Clarendon Hills, Elmhurst, Forest Park, Bensenville, Oak Park and Westmont. Hinsdale, in conjunction with its mortgage brokerage subsidiary, Preferred Mortgage Associates, Ltd., is a strong asset generator. Liberty's customer base is located in northwest Chicago, the near northwest suburb of Norridge, and the north shore suburbs, including Glenview and Morton Grove. Liberty's deposit franchise, coupled with its strong capital position, will complement Hinsdale's asset- generating activities. In addition, Hinsdale will be able to overlay its premier Invest Financial Services operations on Liberty's branch structure to further enhance income.


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      "This is an extremely complementary fit in geographic markets as well as management and asset-generation skills. Management will leverage the strengths of the two companies to create greater shareholder value," the executive said.

      Liberty Bancorp, Inc., is the holding company for Liberty Federal Savings Bank, a federally chartered savings bank. Total shares outstanding are approximately 2.5 million.

      Hinsdale Financial Corporation is the holding company for Hinsdale Federal Bank. Total shares outstanding are approximately 2.7 million.